Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings as defined:
Pre-tax income (loss)	25,603	21,512	63,487	53,717	123,157	85,570	28,537
Distributions from investees	3,279	2,891	4,251	19,169	9,322	12,212	6,715
Interest expense	83,434	59,963	147,084	132,538	93,939	72,572	104,415
(Income) in equity of affiliate	256	(7,285)	(22,925)	(29,764)	(19,966)	(23,963)	(15,213)
Interest portion of rental expense (1)	3,596	1,010	2,174	1,367	1,438	1,223	1,301
Total earnings	116,168	78,091	194,071	177,027	207,890	147,614	125,755
Fixed charges as defined:
Interest expense	83,434	59,963	147,084	132,538	93,939	72,572	104,415
Interest portion of rent expense (1)	3,596	1,010	2,174	1,367	1,438	1,223	1,301
Total fixed charges	87,030	60,973	149,258	133,905	95,377	73,795	105,716
Ratio of earnings to fixed charges	1.33	1.28	1.3	1.32	2.18	2.00	1.19

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(1) One-third of rent expense is the portion deemed representative of the interest factor.